UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oyster Point Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69242L106

(CUSIP Number)

Carmen Taton

Invus Financial Advisors, LLC

126 East 56th Street, 20th Floor

New York, NY 10022

Tel: (212) 616-2555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69242L106

1	NAMES OF REPORTING PERSONS InvOpps IV US, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 917,768
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 917,768
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS InvOpps IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,818
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,850,818
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS InvOpps GP IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,768,586
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,768,586
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,768,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAMES OF REPORTING PERSONS Sacha Lainovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,768,586
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,768,586
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,768,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on November 14, 2019 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Oyster Point Pharma, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 202 Carnegie Center, Suite 106, Princeton, New Jersey 08540. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Sacha Lainovic is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 7, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Viatris Inc. (“Viatris”) and Viatris’s wholly owned subsidiary, Iris Purchaser Inc., a Delaware corporation (“Purchaser”), relating to, among other things, the merger of Purchaser with the Issuer in an all cash transaction, pursuant to a tender offer (the “Offer”), with the Issuer surviving as a wholly owned subsidiary of Viatris. In connection with the Merger Agreement, InvOpps IV US, L.P. and InvOpps IV, L.P. and certain other stockholders (each a “Stockholder” and together, the “Stockholders”) entered into a tender and support agreement (the “Support Agreement”) with Viatris and Purchaser pursuant to which each Stockholder agreed, among other things, and subject to the terms and conditions of the Support Agreement, (i) to tender all of the shares of Common Stock held by such Stockholder (the “Subject Shares”) in the Offer, subject to certain exceptions (including the termination of the Merger Agreement in accordance with its terms), (ii) to vote against other proposals to acquire the Issuer and (iii) to certain other restrictions on its ability to take actions with respect to the Issuer and its shares of Common Stock. Subject to certain exceptions, the Support Agreement prohibits transfers by the Stockholders of any of their shares of Common Stock prior to the termination of the Support Agreement and certain other actions that would impair the ability of the Stockholders to fulfill their obligations under the Support Agreement. The Support Agreement automatically terminates upon certain events, including the termination of the Merger Agreement.

The descriptions of the Merger Agreement and the Support Agreement contained in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed hereto as exhibits 4 and 5, respectively and incorporated by reference herein.

Purchaser commenced the Offer on December 1, 2022. In connection with the Offer, also on December 1, 2022, Iris Purchaser Inc. filed a tender offer statement on Schedule TO with the SEC, and the Issuer filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. On December 7, 2022, InvOpps IV US, L.P. tendered 307,803 shares of Common Stock and InvOpps IV, L.P. tendered 620,768 shares of Common Stock to Purchaser. On December 13, 2022, InvOpps IV US, L.P. tendered 609,965 shares of Common Stock and InvOpps IV, L.P. tendered 1,230,050 shares of Common Stock to Purchaser. Completion of the tender is subject to, among other things, Purchaser’s acceptance of such tender. The Offer is scheduled to expire one minute following 11:59 p.m. Eastern Time, on December 30, 2022, unless extended, with the closing of the merger to occur thereafter so long as the requisite number of shares are tendered.

Other than as described in this Statement, none of the Reporting Persons has any present plans or proposals that relate to or would otherwise result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages of this Statement is incorporated herein by reference.

Calculations of the percentage of shares of Common Stock beneficially owned are based on 26,844,292 shares of Common Stock issued and outstanding as of November 4, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 10, 2022.

As of the date hereof, InvOpps IV US, L.P. directly owns 917,768 shares of Common Stock, or approximately 3.4% of the Common Stock outstanding, and InvOpps IV, L.P. directly owns 1,850,818 shares of Common Stock, or approximately 6.9% of the Common Stock outstanding. InvOpps GP IV, L.L.C., as the general partner of each of InvOpps IV US, L.P. and InvOpps IV, L.P., controls each of these two entities and, accordingly, may be deemed to beneficially own the shares of Common Stock they may be deemed to beneficially own. Mr. Lainovic, as the managing member of InvOpps GP IV, L.L.C., controls InvOpps GP IV, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Common Stock that InvOpps GP IV, L.L.C. may be deemed to beneficially own.

Benjamin Tsai, an employee of affiliates of the Reporting Persons, serves as a director of the Issuer and in his capacity as a director of the Issuer has been issued 13,639 restricted stock units (the “RSUs”). Each RSU represents a contingent right to receive one share of Common Stock of the Issuer. Pursuant to arrangements between Mr. Tsai and Invus Financial Advisors, LLC, Mr. Tsai holds such RSUs for the benefit of InvOpps IV US, L.P. and InvOpps IV, L.P. The beneficial ownership numbers reported herein do not include any shares of Common Stock and RSUs awarded as director compensation and the Reporting Persons disclaim beneficial ownership over such securities.

The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

4. Merger Agreement (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed by the Issuer on November 8, 2022)

5. Support Agreement (incorporated herein by reference to Exhibit 99.(e)(C) to the Issuer’s Schedule 14D-9 filed by the Issuer on December 1, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2022

INVOPPS IV US, L.P.

By:	InvOpps GP IV, L.L.C., its general partner

By:	/s/ Sacha Lainovic
Name: Sacha Lainovic
Title: Managing Member

INVOPPS IV, L.P.

By: InvOpps GP IV, L.L.C., its general partner

By:	/s/ Sacha Lainovic
Name: Sacha Lainovic
Title: Managing Member

INVOPPS GP IV, L.L.C.

By:	/s/ Sacha Lainovic
Name: Sacha Lainovic
Title: Managing Member

/s/ Sacha Lainovic
Sacha Lainovic

[Schedule 13D/A—Oyster Point Pharma, Inc.]